UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX) today informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that it successfully closed the previously announced sale of its operations in The Philippines through separate agreements with DACON Corporation, DMCI Holdings, Inc. and Semirara Mining & Power Corporation, for a total aggregate consideration of approximately $800 million.

In particular, (i) Cemex Asia B.V. (“Cemex Asia”) divested a 100% equity interest in Cemex Asian South East Corporation (“CASEC”) for a purchase price of $272 million, (ii) one of the buyers acquired a 100% interest in Apo Land & Quarry Corporation (“ALQC”) for a purchase price of $43 million, of which 40% corresponds to Cemex Asia for its indirect equity interest in ALQC; and (iii) one of the buyers acquired a 100% interest in Island Quarry and Aggregates Corporation (“IQAC”) for a purchase price of $98 million, of which 40% corresponds to Cemex Asia for its indirect equity interest in IQAC. As part of the transaction, the buyers are also assuming approximately $387 million in financial debt of CHP. The final proceeds are subject to standard post-closing price adjustments for these types of transactions.

CASEC owns an approximate 89.86% interest in Cemex Holdings Philippines, Inc. (“CHP”). CHP is the owner of Cemex’s former main operating subsidiaries in the Philippines engaged in the production, sale, and distribution of cement and other buildings materials and is listed on the Philippine Stock Exchange, Inc. ALQC and IQAC are the primary suppliers of raw materials used in the now former operations of Cemex in the Philippines.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: December 2, 2024	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller